UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Newmeister, John S.
   10701 East Ute Street


   Tulsa, OK  74116-1517
2. Issuer Name and Ticker or Trading Symbol
   Matrix Service Company (MTRX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/03
5. If Amendment, Date of Original (Month/Year)
   02/25/03
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SVP Sales/Mktg
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)                              02/24/03    M        5,800         A  $3.625                      D  Direct
Common Stock (1)                              02/24/03    S        5,800         D  $10.000                     D  Direct
Common Stock (1)                              02/28/03    M        5,000         A  $3.625       6,100          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $3.625          02/24/03       M                          5,800                         03/27/05
to buy) (1)
Incentive Stock Option (right  $3.625          02/28/03       M                          5,000                         03/27/05
to buy) (1)
Incentive Stock Option (right  $4.250                                                                                  10/18/10
to buy)
Incentive Stock Option (right  $4.375                                                                                  10/15/08
to buy)
Incentive Stock Option (right  $4.813                                                                                  07/11/10
to buy)
Incentive Stock Option (right  $6.050                                                                                  10/23/11
to buy)
Incentive Stock Option (right  $7.400                                                                                  10/22/12
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  02/24/03  Common Stock                   5,800                                   D   Direct
to buy) (1)
Incentive Stock Option (right  02/28/03  Common Stock                   5,000                     0             D   Direct
to buy) (1)
Incentive Stock Option (right            Common Stock                   5,000                     5,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4,000                     4,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   15,000                    15,000        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,000                     5,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,000                     5,000         D   Direct
to buy)

Explanation of Responses:

(1)
Matrix Service Company Common Stock

SIGNATURE OF REPORTING PERSON
/S/ Newmeister, John S.
DATE 03/03/03